For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Appoints New Directors

Vancouver, British Columbia – October 2, 2007: Pacific North West Capital Corp. (PFN -- TSX.V, PAWEF -- OTCBB, P7J-- Frankfurt) -- Pacific North West Capital Corp. (the "Company") announces that effective immediately, Morris Medd, Steve Oakley, and Alexander Walcott have elected to step down as Directors of the Board of Pacific North West Capital Corp. They will be replaced by Mr. Jordan Point and Ms. Linda Holmes.

Mr. Barr stated, "I would like to thank all three Directors for their support during their tenure on the board for Pacific North West Capital Corp.  On behalf of the Board of Directors of Pacific North West Capital Corp, Harry Barr would like to welcome Ms. Linda Holmes and Mr. Jordon Point to our board.  The members of the Board of Directors are looking forward to working closely with Ms. Holmes and Mr. Point to further develop our corporate objectives.

Ms. Linda Holmes has been a Canadian/U.S. Regulatory Compliance Consultant to public companies since 1994.  Additionally, Ms. Holmes has served as a Director of Public Relations and Compliance Manager for over 15 years for a group of publicly traded mineral exploration companies trading on the TSX and Nasdaq.  Since August 2003 Ms. Holmes has been a Corporate Secretary and Director with Companies engaged in the development of gold, uranium, and base metal projects internationally and has an extensive background with corporate governance in our industry.

Mr. Jordan Point has a comprehensive background in environmental law enforcement.  Mr. Point’s career has been highlighted from being recognized as Valedictorian and top recruit from the class and faculty at the Justice Institute of British Columbia to his continued career as a Federal Officer and as a Detachment Supervisor.  As an elected First Nation Council Member for six consecutive terms with Musqueam First Nation, Mr. Point has extensive experience working in Intergovernmental affairs between Federal and Provincial Governments and First Nations.  Mr. Point has a strong background in Land-Based Negotiations, and Public Dispute Resolution, as well as a keen interest in the environment and stewardship of our natural resources.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals.  Management's corporate philosophy is to be Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and Soquem.  The company has $10 Million in working capital and securities with no debt.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	October 2, 2007